SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2018
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer´s ID (CNPJ) 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registry No. 1431 - 1

SUMMARY OF THE MINUTES OF THE 63rd ANNUAL SHAREHOLDERS' MEETING

1. VENUE: Rua Coronel Dulcídio 800, Curitiba - PR. 2. DATE AND TIME: June 15, 2018 - 9.30 am. 3. CALL NOTICE: Notice published in the newspapers "Diário Oficial do Estado do Paraná" and "Folha de Londrina". 4."QUORUM": 89.79% (eighty-nine point seventy-nine hundredths percent) of the voting capital, as well as shareholders representing 64.74% (sixty-four point seventy-four hundredths percent) of the total preferred shareholders. 5. PRESIDING BOARD: SÉRGIO LUIZ BEGGIATO JUNIOR - President; MAURICIO SCHULMAN - Chairman of the Board of Directors; and DENISE TEIXEIRA GOMES - Secretary. 6. RESOLUTIONS - 63rd ANNUAL SHAREHOLDERS´ MEETING:

ITEM 1 - The shareholders approved, by majority vote, the Management´s Annual Report and Financial Statements regarding the 2017 fiscal year. The detailing of votes (in favor, against and abstention) is recorded in the full version of the minutes.

ITEM 2 - approved, by majority of votes, in accordance with a decision already taken at the 177th Board of Directors´ Meeting held on April 12, 2018 and ratified at the 170th Extraordinary Board of Directors´ Meeting held on May 14, 2018, the Management proposal for the allocation of net income for 2017, in the amount of R$ 1,033,625,408.04 (one billion, thirty-three million, six hundred and twenty-five thousand, four hundred and eight reais and four centavos), and the following allocations: a) R$ 51,681,270.40 (fifty-one million, six hundred and eighty-one thousand, two hundred and seventy reais and forty centavos), equivalent to 5% of net income, to the Legal Reserve, as established in Article 193 of Law 6,404, dated December 15, 1976 and Article 41, item II, of the Bylaws; b) R$ 266,000,000.00 (two hundred and sixty-six million reais) to the payment of interest on own capital, in partial replacement of minimum mandatory dividends, as established in Article 202 of Law 6404, dated December 15, 1976; in Article 9 and its paragraph 7, of Law 9,249, of December 26, 1995 and in Article 6 and its paragraphs of the Bylaws; c) R$ 23,400,756.30 (twenty-three million, four hundred thousand, seven hundred and fifty-six reais and thirty centavos) to the payment of dividends, in addition to the mandatory minimums, as established in Article 202 of Law 6404, dated December 15, 1976; in Article 9 and paragraph 7, of Law 9,249, of December 26, 1995 and in Article 6 and its paragraphs of the Bylaws, as well as, in compliance with the standards established by CVM Resolution No. 683, of August 30, 2012, which approved the Technical Interpretation ICPC 08 (R1) of the Accounting Pronouncements Committee, which deals with accounting for the dividend payment's proposal; • According to the legal and statutory provisions in force, the shareholders are entitled to receive dividends of not less than 25% of adjusted net income, calculated based on the fiscal year’s net income, deducted from the quote earmarked to constitute the legal reserve. However, the said calculation basis was added by equity valuation adjustments, referred to by item 28 of ICPC No. 10, in order to annul the negative effect caused to results due to higher depreciation expenses, deriving from the adoption of accounting standards set forth by ICPC, as well as the Brazilian Accounting Pronouncement CPC No. 27 – Property, Plant and Equipment, whose amount in 2017, net of income and social contribution taxes, was R$ 71,650,096.94 (seventy-one million, six hundred and fifty thousand, ninety-six reais and ninety-four centavos).

This procedure reflects the shareholders’ compensation policy proposed at the 1943rd Board of Executive Officers’ Meeting held on March 21, 2011, approved at the 132nd Board of Directors’ Ordinary Meeting held on March 23, 2011 and approved at the 56th Annual Shareholders’ Meeting held on April 28, 2011. This policy shall be practiced during realization of the entire equity valuation adjustment reserve. Accordingly, the values of the calculation basis and mandatory minimum dividends are, respectively, R$ 1,053,594,234.58 (one billion, fifty-three million, five hundred and ninety-four thousand, two hundred and thirty-four reais and fifty-eight centavos) R$ 263,398,558.65 (two hundred and sixty-three million, three hundred and ninety-eight thousand, five hundred and fifty-eight reais and sixty-five centavos). • CVM Resolution No. 683, dated August 30, 2012, approved and made it mandatory for listed companies to apply the Technical Interpretation ICPC 08 (R1), issued by the Accounting Pronouncements Committee (CPC), the content of which establishes the norms inherent in the accounting of the proposal for payment of dividends. According to the aforementioned legal basis, the proposed interest on capital can only be attributed to mandatory minimum dividends, by its net amount of income tax withheld at source, which is levied at the rate of 15% (fifteen percent) on this type of income. However, in the portion of interest on shareholders' equity distributed to exempt and immune shareholders, no such incidence occurs. The amount of withholding income tax on the income of the other shareholders subject to taxation, was R$ 26,002,197.65 (twenty-six million, two thousand, one hundred and ninety-seven reais and sixty-five centavos), resulting in the effective rate of 9.78% (nine point seventy-eight hundredths percent) for the year 2017. Hence, the proposal for the payment of interest on equity, in the gross amount of R$ 266,000,000.00 (two hundred and sixty-six million reais), represents a payment to shareholders net of taxes, totaling R$ 239,997,802.35 (two hundred and thirty-nine million, nine hundred and ninety-seven thousand, eight hundred and two reais and thirty-five centavos), which, added to the R$ 23,400,756.30 (twenty-three million, four hundred thousand, seven hundred and fifty-six reais and thirty centavos), proposed as additional dividends, come to a total compensation net of taxes of R$ 263,398,558.65 (two hundred and sixty-three million, three hundred and ninety-eight thousand, five hundred and fifty-eight reais and sixty-five centavos), equivalent to the minimum mandatory dividends. d) R$ 764,193,478.28 (seven hundred and sixty-four million, one hundred and ninety-three thousand, four hundred and seventy-eight reais and twenty-eight centavos), to constitute the Profit Retention Reserve, aiming at ensuring the Company’s Capex plan pursuant to Article 196 of Law 6404, dated December 15, 1976. • The profit retention reserve amount corresponds to the sum of remaining balance of net income for the year (after legal reserve, interest on equity and dividends) adding to the retained earnings account deriving from adjustments to equity valuation referred to by item 28 of ICPC No. 10 and by the Accounting Pronouncement CPC No. 27. Below is a statement of changes in "retained earnings", including allocations proposed here: Equity changes: Net income for 2017 fiscal year: R$ 1,033,625,408.04; (-) Legal reserve (5% of net income for the year): R$ 51,681,270.40; = Adjusted net income: R$ 981,944,137.64; (+) Realization of equity valuation adjustments - net of taxes: R$ 71,650,096.94; = Calculation basis for mandatory minimum dividends: R$ 1,053,594,234.58; (-) Interest on shareholders' equity - gross amount R$ 266,000,000.00; (-) Dividends: R$ 23,400,756.30; (-) Profit retention reserve: R$ 764,193,478.28. The financial statements for the year 2017 reflect the effects of the accounting records of the previously specified allocations, based on the assumption of its approval by the 63rd Annual General Meeting, as established in paragraph 3 of Article 176 of Law 6,404 of December 15, 1976; and

e) R$ 65,929,534.22  (sixty-five million, nine hundred and twenty-nine thousand, five hundred and thirty-four reais and twenty-two centavos) to be paid to employees by the Parent Company and by the wholly-owned Subsidiaries  as a contribution to the integration between capital and labor and to encourage productivity. The detailing of votes (in favor, against and abstention) is recorded in the full version of the minutes.

ITEM 3 - the following members were elected by majority of voting shareholders to compose the Fiscal Council during the 2018/2019 term of office: a) as sitting members: David Antonio Baggio Batista, George Hermann Rodolfo Tormin, Clemenceau Merheb Calixto; Roberto Lamb and Letícia Pedercini Issa Maia; and b) as their respective alternates: Otamir Cesar Martins; João Luiz Giona Jr.; Julio Takeshi Suzuki Junior; Kurt Janos Toth and Gilberto Pereira Issa. The detailing of votes (in favor, against and abstention) is recorded in the full version of the minutes.

ITEM 4 - approved, by majority vote, the annual overall amount, with charges included, of the compensation for the Management and members of the Fiscal Council - proposed by the Controlling Shareholder in the Meeting - of up to R$12,868,375.56 (twelve million, eight hundred sixty-eight thousand, three hundred seventy-five reais and fifty-six centavos) for the 2018 fiscal year. The detailing of votes (in favor, against and abstention) is recorded in the full version of the minutes.

SIGNATURES: SÉRGIO LUIZ BEGGIATO JUNIOR - Representative of the State of Paraná and Chairman of the Annual Meeting; MAURICIO SCHULMAN - Chairman of Copel's Board of Directors; JONEL NAZARENO IURK - Chief Executive Officer of Copel; ROBERTO LAMB - Member of the Fiscal Council; JOÃO PAULO PASSOS - Deloitte Touche Tohmatsu Auditores Independentes. DENISE TEIXEIRA GOMES - Secretary. Omitted the signatures of the attending shareholders as per the authorization recorded in the minutes of the Meeting. The full text of the Minutes of the 63rd Annual Shareholders´ Meeting was drawn up on pages 48 to 60 of book nº 11 pertaining to Companhia Paranaense de Energia - Copel. ------------------------------------------------------------------------------------------

DENISE TEIXEIRA GOMES

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date June 18, 2018

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Jonel Nazareno Iurk
Jonel Nazareno Iurk Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.